SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Lippert/Heilshorn & Associates, Inc.
ICOS Vision Systems Corporation NV	Jody Burfening/Carolyn Capaccio
Tel: 32 16 398 220	212-838-3777 (ext. 6608)
Investor.relations@icos.be	jody@lhai.com, ccapaccio@lhai.com

ICOS Vision Systems acquires 2D wafer inspection business from Siemens AG

Heverlee, Belgium, June 10, 2004—ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, today announced it has acquired the wafer inspection business of Siemens AG. Under the terms of the agreement, ICOS acquired, for a cash consideration of 6.25 million Euro, the rights to all of Siemens’ two dimensional (2D) wafer inspection technology, as well as the assets related to the wafer inspection business. The acquisition was closed on June 8.

The wafer inspection systems that are developed by Siemens’ Corporate Technology contain advanced wafer handling and image acquisition features and are capable of detecting defects down to 0.2 microns, making them suitable for back-end and front-end wafer level inspection up to 300mm wafer sizes.

“With this acquisition, ICOS is entering into the market for 2D wafer surface inspection systems, expanding our addressable market in back-end processes and penetrating front-end manufacturing,” said Anton DeProft, president and chief executive officer. “Since multiple systems have been installed at pilot customers, the acquired technology is ready for commercialization and we expect this acquisition to become accretive as soon as early next year. Further, we plan to integrate our own developed 3D inspection capability into the acquired systems in order to address the segment of the market that demands a combination of 2D and 3D wafer inspection systems.”

“The 2D wafer inspection technology was developed in Siemens Corporate Technology primarily for applications within Siemens’ and its Affiliates’ group of companies, but proved to meet high end inspection requirements of the worldwide wafer industry,” said Dr. Bernhard Nottbeck, Vice President Corporate Technology. “For that reason we have decided to spin it out. We chose ICOS because of its industry leadership and many years of experience with the inspection of integrated circuits. And, because ICOS is a global company with an excellent reputation for sales and service, we know that our customers will be in very good hands.”

Concluded Mr. DeProft, “Strategically, this acquisition fits very well in the wafer level packaging trend and the increasing overlap between front-end and back-end processes, where we see tremendous opportunities. We continue to execute our strategy of developing new products in close collaboration with and in response to our customers’ requirements, and expanding our footprint into markets that capitalize on our technological expertise in inspection systems and leverage our extensive customer service network.”.

About ICOS

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. ICOS believes it offers the most comprehensive line of 2D and 3D inspection solutions in its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea.

About SIEMENS AG

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has 417,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 150 years ago, the company is active in the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2003 (ended September 30), Siemens had sales of 74.2 billion Euro (U.S. GAAP) and net income of 2.4 billion Euro.

Further information is available on the Internet at: http://www.siemens.com

About Siemens Technology Accelerator GmbH

The Siemens Technology Accelerator (STA) facilitated the spin-out of the 2D wafer inspection technology. STA is a 100% subsidiary of Siemens Corporate Technology, promotes technology-based ideas in an early stage and helps internal and external entrepreneurs to develop their business through seed financing and coaching.

Further information on STA is available at: http://www.sta.siemens.com

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release are forward-looking statements, including statements about the Company’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the anticipated benefits of the acquisition, the anticipated successful integration of the 2D wafer inspection business and technology with the rest of the Company’s business and technology, the Company’s expectation that the acquisition will be accretive, and the Company’s plans regarding development and roll-out of future products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Acquisitions involve numerous risks, including difficulties in the assimilation of and integration of operations, technologies and products of the acquired business and the potential loss of customers of the acquired company. The forward looking statements contained herein are also subject to the significant known and unknown risks and uncertainties generally applicable to the Company’s business, including, without limitation, uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays, the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated, the Company’s ability to predict accurately the demand for its products and to develop strategies to address its markets successfully, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business world-wide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: June 10, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President